UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 7, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals to Present at the
10th Annual BIO CEO & Investor Conference

VALLEY COTTAGE, NEW YORK, February 7, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) announced today that Ron Bentsur, the Company’s Chief Executive Officer, is scheduled to present at the 10th Annual BIO CEO & Investor Conference. Mr. Bentsur will present an overview of the Company including a discussion of Bicifadine, the Company’s late-stage clinical compound for the treatment of diabetic neuropathic pain. Mr. Bentsur’s presentation will take place on Wednesday, February 13, 2008 at 1:15 pm EST at the Waldorf Astoria Hotel in New York City.

A live webcast of the presentation will be available at:

http://www.corporate-ir.net/ireye/confLobby.zhtml?ticker=XTL&item_id=1752502

An archived version of the webcast will be available following the conclusion of the live presentation.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL is also developing novel pre-clinical HCV small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 7, 2008	By:	/s/ Bill Kessler
Bill Kessler
Director of Finance